

Mail Stop 3561

April 17, 2007

Mr. Miguel Fernandez
Chairman
MBF Healthcare Acquisition Corp.
121 Alhambra Plaza, Suite 1100
Coral Gables, FL 33134

> **RE:** **MBF Healthcare Acquisition Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **File No. 333-135610**
> **Filed April 13, 2007**

Dear Mr. Fernandez:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Notes to Financial Statements

General

1.   Please revise to provide updated disclosure of your commitments to the underwriters (e.g. 3.5% versus 2%) and disclose MBF Healthcare Partners, L.P.'s private placement purchase of units and warrants, including the related proceeds.

Other Regulatory

2.   Please provide a current consent with any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Bradley Houser
Fax: (305) 374-5095